FEMSA Announces Shareholders Meeting

Monterrey, Mexico, February 14, 2014 — FOMENTO ECONOMICO MEXICANO, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX, BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Shareholders Meeting on March 14, 2014.

Additionally, the company informs that the record date for FEMSA’s ADS holders (NYSE: FMX) in the US will be February 26, 2014.

(This release is an English translation of a document filed with the Mexican Stock Exchange.)

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.